UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 37)*

The Marcus Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

566330106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☒                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS Diane M. Gershowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 87,846
	6	SHARED VOTING POWER 3,079,602 (1)
	7	SOLE DISPOSITIVE POWER 87,846
	8	SHARED DISPOSITIVE POWER 3,079,602 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,167,448 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes 2,832,498 shares beneficially owned by DG-LDJ Holdings, L.L.C.  Ms. Gershowitz, DG 2008 Trust u/a/d December 31, 2010, a trust that she established, and HG Descendants Trust u/a/d December 20, 2012, a trust established by Ms. Gershowitz’s spouse, holds 100% of the membership units of DG-LDJ Holdings, L.L.C.

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS DG-LDJ Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,832,498
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,832,498
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,498
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS DG 2008 Trust u/a/d December 31, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,498
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,498
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,498
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 566330106

Item 1(a).	Name of Issuer:

The Marcus Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 East Wisconsin Avenue, Suite 2900, Milwaukee, WI 53202

Item 2(a).	Name of Person Filing:

The filers of this Schedule 13G Amendment are:  (i)  Diane Marcus Gershowitz (“Ms. Gershowitz”); (ii) DG-LDJ Holdings, L.L.C (“DG-LDJ”) and (iii) DG 2008 Trust u/a/d December 31, 2010 (the “Trust”).  Ms. Gershowitz and the Trust are the controlling persons of DG-LDJ and as such may be deemed to beneficially own the shares of Common Stock of The Marcus Corporation beneficially owned by DG-LDJ.  Attached as Exhibit 1 hereto is a joint filing agreement among Ms. Gershowitz, DG-LDJ and the Trust authorizing the joint filing of this Schedule 13G Amendment on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(For each of Ms. Gershowitz, DG-LDJ, and the Trust)
c/o The Marcus Corporation, 100 East Wisconsin Avenue, Suite 1900, Milwaukee, Wisconsin 53202

Item 2(c).	Citizenship:

Ms. Gershowitz is a United States citizen.

DG-LDJ is a Delaware limited liability company.

The Trust is formed under the laws of Illinois.

Item 2(d).	Title of Class of Securities:

Common Stock

CUSIP No. 566330106

Item 2(e).	CUSIP Number:

566330106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership (as of the date of this filing):

Diane Marcus Gershowitz

(a)	Amount Beneficially Owned: 3,167,448

(b)	Percent of Class: 14.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 87,846

(ii)	shared power to vote or to direct the vote: 3,079,602

(iii)	sole power to dispose or to direct the disposition of: 87,846

(iv)	shared power to dispose or to direct the disposition of: 3,079,602

Other than with respect to 17,842 shares of Common Stock (which Ms. Gershowitz has sole voting and dispositive power) and 350 shares of Common Stock (which Ms. Gershowitz has shared voting and dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all shares of Class B Common Stock held by Ms. Gershowitz into shares of Common Stock.

Ms. Gershowitz’s beneficial ownership consists of:

(i)	6,213 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

(ii)	11,629 shares of Common Stock held individually by Ms. Gershowitz;

CUSIP No. 566330106

(iii)	350 shares of Common Stock held by DG-LDJ Holdings, L.L.C.;

(iv)	70,004 shares of Class B Common Stock held individually by Ms. Gershowitz;

(v)	2,832,148 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C;

(vi)	196,259 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and

(vii)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz.

The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ Holdings, L.L.C.

(a)	Amount Beneficially Owned: 2,832,498

(b)	Percent of Class: 13.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,832,498

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,832,498

(iv)	shared power to dispose or to direct the disposition of: 0

Other than with respect to 350 shares of Common Stock, all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all shares of Class B Common Stock held by DG-LDJ into shares of Common Stock.

CUSIP No. 566330106

DG 2008 Trust u/a/d December 31, 2010

(a)	Amount Beneficially Owned: 2,832,498

(b)	Percent of Class: 13.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,832,498

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,832,498

Other than with respect to 350 shares of Common Stock, all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all shares of Class B Common Stock held by the Trust into shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 566330106

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.	Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G Amendment filed February 14, 2011.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

/s/ Diane Marcus Gershowitz
Diane Marcus Gershowitz

DG-LDJ HOLDINGS, L.L.C.

By:           /s/ Diane Marcus Gershowitz
Diane Marcus Gershowitz
Manager

DG 2008 TRUST U/A/D DECEMBER 31, 2010
Manager

By:           /s/ Thomas W. Richardson
Thomas W. Richardson, Trustee